SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

24.02.2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 24.02.2021 re: 2020 Annual Report and Accounts

24 February 2021

LLOYDS BANKING GROUP PLC - ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2020

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following document to the National Storage Mechanism.

●
Annual Report and Accounts 2020

This document will shortly be available for inspection at
https://data.fca.org.uk/#/nsm/nationalstoragemechanism

A copy of the Annual Report and Accounts 2020 is available through the 'Investors' section of our website www.lloydsbankinggroup.com

This announcement also contains additional information for the purposes of compliance with the Disclosure Guidance and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2020 (the 'Annual Report'). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2020 Results News Release made available on 24 February 2021 contained a condensed set of financial statements, the Group Chief Executive's statement and the Chief Financial Officer's review.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                                +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                           +44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Examples of such forward-looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; the Group's ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group's knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU), the EU-UK Trade and Cooperation Agreement, and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks. Lloyds Banking Group may also make or disclose written and/or oral forward-looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Appendix 1 - Principal risks and uncertainties

Principal Risks and Uncertainties

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on page 57 of the Annual Report and Accounts. The following is extracted in full and unedited from the report:

2020 has been a year of significant uncertainty, including the spread of COVID-19 and its impact on global and domestic economies and the UK's exit from the European Union.

COVID-19 has had a significant impact on all risk types in 2020. Understanding and managing its impacts dynamically has been a major area of focus. The Group has responded quickly to the challenges faced, putting in place risk mitigation strategies and refining its investment and strategic plans.

All of the Group's principal risks, which are outlined on this page, are reported regularly to the Board.

The risk management section from pages 143 to 204 provides a more in-depth picture of how risk is managed within the Group.

Key focus areas in 2020

Climate - New

The Group recognises the evolving pace of Climate Risk and has adopted a comprehensive approach to embedding this risk within its enterprise risk management framework. This includes the creation of a new principal risk as well as its integration into our existing principal risks. Work has also continued to develop scenario modelling and other analytical tools and to increase the level of external disclosure to further align to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.

Market

The Group's structural hedge, nominal balance £186 billion (2019: £179 billion), provides protection against margin compression caused by falling interest rates. In addition, customer deposits have seen significant growth in 2020 which creates near term interest rate exposure. Customer behaviour and hedging of these balances are reviewed regularly.

The Group's defined benefit pension schemes have seen an improvement in IAS19 accounting surplus to £1.6 billion (2019: £0.5 billion), as a result of Deficit Reduction Contributions and greater than expected asset returns partially offset by the impact of the Retail Price Index (RPI) reform announced by the Chancellor of the Exchequer in November 2020.

Credit

A range of measures have been deployed to help support customers, including around 1.3 million payment holidays, c.£12 billion of additional government support scheme lending through the Bounce Back Loan (BBLS) and Coronavirus Business Interruption Loan (CBILS) schemes, together with liquidity facilities for larger clients.

This support together with the wide array of public policy interventions, such as the job retention scheme, has limited the increase in unemployment, and helped to suppress credit defaults and business failures

The Group has responded dynamically to mitigate and address credit risk, with specific focus on higher risk segments, sectors and counterparties, as well as undertaking extensive preparation to support the expected increase in customers who may experience financial difficulty.

The 2020 full year impairment charge of £4,247 million (2019: £1,291 million) reflects the deteriorating economic outlook, with reserves built in anticipation of an increase in losses during 2021 as unemployment increases and more business failures are seen.

Funding and liquidity

The Group maintained its strong funding and liquidity position throughout 2020, with the loan to deposit ratio decreasing to 98 per cent (2019: 107 per cent). Customer deposits increased significantly as spending reduced and customers deposited government lending scheme balances.

During the year, the Group repaid all outstanding amounts of its Term Funding Scheme (TFS) and Funding for Lending Scheme (FLS) drawings and drew £13.7 billion from the Term Funding Scheme with additional incentives for SMEs (TFSME).

Total wholesale funding reduced by £14.8 billion principally as a result of the growth in customer deposits.

Capital

Underlying capital build was adversely impacted in 2020, mainly due to a significant uplift in impairment provisions, however the year-end capital position is significantly strengthened due to the earlier reversal of the 2019 full year ordinary dividend accrual and enhanced IFRS 9 transitional relief, which partially offset the increase in impairment provisions. Closing CET1 ratio of 16.21 per cent (15.01 per cent excluding transitional relief).

The Group's capital requirements have reduced in 2020 due to lower Pillar 2A requirements and the reduction in the UK countercyclical capital buffer rate in response to the impact of COVID-19. The Group therefore has significant headroom to absorb further potential losses and to continue to support households and businesses as they recover from the COVID-19 pandemic.

Insurance underwriting

Lower market activity as a result of the pandemic and noting the one-off 2019 benefit from workplace auto-enrolment step-ups, saw Life and Pensions present value of new business premium fall to £14.5 billion in 2020 (2019: £17.5 billion). Near term underwriting risk increased, reflecting policyholder behaviour on workplace savings products. Significant amounts of life and morbidity risk continued to be re-insured. No material change to General Insurance underwriting risk in 2020, with total gross written premium falling slightly to £662 million (2019: £671 million), due to the reduction in branch footfall.

Change/execution

The Change/execution risk profile has remained stable in the year. The Group's change portfolio was reprioritised at pace to support critical and COVID-19 related activities. Enhanced, targeted control monitoring was implemented to ensure safe delivery of change during the year.

Conduct

The Group has adapted quickly to the impacts of the pandemic, providing significant support to impacted customers. Comprehensive preparations have been undertaken to help identify and further support those customers in financial difficulty.

Data

The Group continues to improve its capabilities in the management of data risk, with an improvement seen in the regular half yearly capability assessment. Areas of improvement include delivery of a new data risk and control library, embedding data by design and ethics principles into the data science lifecycle, increasing capabilities and broader awareness.

Governance

Governance risk has remained stable, despite the need for accelerated decision-making and a significant increase in the amount of remote working, together with a number changes to GEC and Board members throughout the year. Ensuring appropriate and efficient governance remains a key priority.

People

2020 has seen increased colleague workloads and significant changes to ways of working, with up to 50,000 colleagues working from home. Improved colleague sentiment demonstrates that the extensive support measures deployed by the Group, with a continued focus on colleague wellbeing and resilience, are helping to mitigate these risks.

Operational resilience

Business continuity plans have proved resilient, with particular attention applied to heightened risks in the supply chain.

Operational

Despite anticipated heightened operational risks in cyber, fraud and technology, the volume of operational loss events has remained broadly consistent in 2020 compared to 2019.

Model

Model risk has increased due to the nature and uncertainty of the economic outlook. The effect of government led customer support initiatives have weakened established relationships between model inputs and outputs, reducing the ability to forecast using models alone. While underlying model drivers are expected to remain valid in the longer term, year-end impairment reporting contains a greater element of governed judgement to reflect current conditions.

Regulatory and legal

Regulatory risk has been impacted by a small number of instances of non-compliance, requiring forbearance from regulators. Forbearance requirements have been due to the re-prioritisation of resource to support the provision of essential services to customers and to respond to new regulatory requirements, such as payment holidays. Legal risk has been impacted by the UK's exit from the EU, in particular continued uncertainty of the future UK legal and regulatory financial services framework.

Strategic

Strategic risk is a significant source of risk for the Group, influencing the Group's strategy, business model, performance and risk profile. The development of our strategic risk framework is a key priority for the Group.

Significant work has been undertaken during 2020 to understand the risk implications of the Group's strategy and the key drivers of strategic risk. These are outlined in more detail on the following pages and will be further developed and embedded across the Group during 2021.

1    Includes a 0.5 per cent benefit following the implementation of the revised capital treatment of intangible software assets which the PRA is proposing to reverse.

Appendix 2 - Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 294 to 295 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 45: Related party transactions

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2020	2019	2018
	£m	£m	£m
Compensation
Salaries and other short-term benefits	13	15	14
Post-employment benefits	-	-	-
Share-based payments	13	15	18
Total compensation	26	30	32

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2019: £nil; 2018: £nil).

	2020	2019	2018
	million	million	million
Share option plans
At 1 January	-	-	1
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	-	-	-
Exercised/lapsed (includes entitlements of former key management personnel)	-	-	(1)
At 31 December	-	-	-

	2020	2019	2018
	million	million	million
Share plans
At 1 January	101	84	82
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	46	46	39
Exercised/lapsed (includes entitlements of former key management personnel)	(30)	(29)	(37)
At 31 December	117	101	84
The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2020	2019	2018
	£m	£m	£m
Loans
At 1 January	2	2	2
Advanced (includes loans of appointed key management personnel)	-	1	1
Repayments (includes loans of former key management personnel)	-	(1)	(1)
At 31 December	2	2	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 0.39 per cent and 24.20 per cent in 2020 (2019: 6.45 per cent and 24.20 per cent; 2018: 6.70 per cent and 24.20 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2019 and 2018: £nil).

	2020	2019	2018
	£m	£m	£m
Deposits
At 1 January	23	20	20
Placed (includes deposits of appointed key management personnel)	25	44	33
Withdrawn (includes deposits of former key management personnel)	(38)	(41)	(33)
At 31 December	10	23	20

Deposits placed by key management personnel attracted interest rates of up to 2.0 per cent (2019: 3.0 per cent; 2018: 3.5 per cent).

At 31 December 2020, the Group did not provide any guarantees in respect of key management personnel (2019 and 2018: none).

At 31 December 2020, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.6 million with four directors and two connected persons (2019: £0.6 million with four directors and two connected persons; 2018: £0.5 million with three directors and three connected persons).

Subsidiaries

Details of the Group's subsidiaries and related undertakings are given on pages 349 to 354. In accordance with IFRS 10 Consolidated Financial Statements, transactions and balances with subsidiaries have been eliminated on consolidation.

Pension funds

The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2020, customer deposits of £151 million (2019: £169 million) and investment and insurance contract liabilities of £152 million (2019: £127 million) related to the Group's pension funds. As disclosed in note 34, the Group's main pension funds have entered into a longevity insurance arrangement that was structured as a pass-through involving Scottish Widows.

Collective investment vehicles

The Group manages 137 (2019: 141) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 76 (2019: 75) are consolidated. The Group invested £659 million (2019: £804 million) and redeemed £1,159 million (2019: £1,771 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £2,234 million (2019: £3,417 million) at 31 December. The Group earned fees of £93 million from the unconsolidated collective investment vehicles during 2020 (2019: £127 million).

Joint ventures and associates

At 31 December 2020 there were loans and advances to customers of £28 million (2019: £75 million) outstanding and balances within customer deposits of £73 million (2019: £5 million) relating to joint ventures and associates.

During the year the Group paid fees of £7 million (2019: £2 million) to its Schroders Personal Wealth joint venture and also made a payment of £20 million under the terms of an Operating Margin Guarantee put in place as part of the agreements for the establishment of the joint venture.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2020, these companies had total assets of approximately £4,387 million (2019: £4,761 million), total liabilities of approximately £4,928 million (2019: £5,322 million) and for the year ended 31 December 2020 had turnover of approximately £3,857 million (2019: £4,286 million) and made a net loss of approximately £435 million (2019: net loss of £190 million). In addition, the Group has provided £1,295 million (2019: £1,266 million) of financing to these companies on which it received £91 million (2019: £86 million) of interest income in the year.

Appendix 3 - Directors' Responsibility Statement

The following statement is extracted from page 114 of the Annual Report. The following is extracted in full and unedited form from the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2020 Results News Release dated 24 February 2020.

Statement of directors' responsibilities

The Directors are responsible for preparing the annual report, including the Directors' remuneration report, and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. Additionally, the Financial Conduct Authority's Disclosure Guidance and Transparency Rules require the Directors to prepare the group financial statements in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether for the Group and Company, international accounting standards in conformity with the requirements of the Companies Act 2006 and, for the Group, international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at www.lloydsbankinggroup.com/investors. The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors who are in office as at the date of this report, and whose names and functions are listed on pages 82 to 83 of this annual report, confirm that, to the best of his or her knowledge:

●
The Group financial statements, which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and the Company financial statements which have been prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the Company.

●
The management report contained in the strategic report and the Directors' report includes a fair review of the development and performance of the business and the position of the Company and the Group together with a description of the principal risks and uncertainties they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company and the Group's position, performance, business model and strategy. The Directors have also separately reviewed and approved the strategic report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24.02.2021